Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in Thousands)

	2004 (as restated)	2003 (as restated)	2002 (as restated)	2001 (as restated)	2000 (as restated)
EARNINGS:
Income (loss) before income taxes and minority interest	$148,613	$121,760	$(1,556,654)	$(180,633)	$305,963
Add (deduct):
Earnings on equity method investments	(64,900)	(52,179)	(43,799)	(51,291)	(35,495)
Distributions from unconsolidated entities	49,234	45,427	31,328	16,644	34,834
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(9,725)	(11,842)	(14,865)	(9,724)	(6,435)
	123,222	103,166	(1,583,990)	(225,004)	298,867
Add fixed charges:
Consolidated interest expense	198,706	188,069	157,034	128,519	125,369
Interest portion (1/3) of consolidated rent expense	33,798	29,620	28,696	19,398	18,955
	$355,726	$320,855	$(1,398,260)	$(77,087)	$443,191
FIXED CHARGES:
Consolidated interest expense	$198,706	$188,069	$157,034	$128,519	$125,369
Interest portion (1/3) of consolidated rent expense	33,798	29,620	28,696	19,398	18,955
	$232,504	$217,689	$185,730	$147,917	$144,324
RATIO OF EARNINGS TO FIXED CHARGES	1.53	1.47	— (a)	— (b)	3.07
Tax-effected preferred dividends	$300	$652	$750	$824	$886
Fixed charges	232,504	217,689	185,730	147,917	144,324
Fixed charges and preferred dividends	$232,804	$218,341	$186,480	$148,741	$145,210
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.53	1.47	— (a)	— (b)	3.05

(a)                                  Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1,584.0 million and fixed charges and preferred dividends by $1,584.7 million. In the year ended December 31, 2002, TDS recognized a pre-tax loss on marketable securities and other investments of $1,888.4 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-off of a note receivable.

(b)                                 Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $225.0 million and fixed charges and preferred dividends by $225.8 million. In 2001, TDS recognized a pre-tax loss of $548.3 million primarily as a result of two merger transactions. The conversion of TDS’s investment in common stock of VoiceStream Wireless Corporation into shares of Deutsche Telekom and cash pursuant to a merger of VoiceStream and Deutsche Telekom resulted in a pre-tax loss of $644.9 million. The conversion of TDS’s investment in common stock of Illuminet Holding, Inc into shares of VeriSign, Inc. pursuant to a merger resulted in a pre-tax gain of $96.1 million. The loss and gain, respectively, were the result of the change in the market price of VoiceStream and Illuminet stocks between the time TDS acquired such stock and the date of the merger transactions.